December 6, 2010

Mr. John M. Hartz	Filed via EDGAR
Senior Assistant Chief Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE – MS 7010 Washington, D.C. 20549-7010

Re:	Waste Connections, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 File No. 1-31507 Response to Comment Letter

Dear Mr. Hartz:

On behalf of Waste Connections, Inc. (the “Company”), I hereby set forth the following information in response to the comments contained in the correspondence of the staff (the ”Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 19, 2010. The Staff’s comments are repeated below in bold, and are followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2009

Business

“Our Growth Strategy”

Legal Proceedings, page 22

1.
We note in your response to our prior comment number one, that the Chaparral property landfill permit is in abeyance pending the outcome of permitting the new property you purchased from the State of New Mexico. We further note in your response that you have submitted a formal landfill permit application to relocate the planned landfill to the purchased property. You further state that you believe it is “probable” that your application for the planned landfill at the new 325 acre site will be approved. As such, please explain why you believe the portion of the $11.3 million of capitalized costs relating to the original planned site in Chaparral, New Mexico is not impaired. It appears you have taken definitive steps to relocate the landfill site, including an investment decision for land and a separate permit application that you believe is probable of being approved. Please refer to ASC 360-10-35-21 for guidance.

Mr. John M. Hartz
U.S. Securities and Exchange Commission
December 6, 2010

The Company respectfully advises the staff that although it has taken steps to relocate the landfill site, the Company has not abandoned the process of obtaining a permit and operating a landfill on the original Chaparral property. At the time it purchased the Chaparral landfill from Rhino Solid Waste, Inc. in 2002, the landfill had been granted a permit by the New Mexico Secretary of the Environment, which decision was only later vacated by the New Mexico Supreme Court on the grounds that the New Mexico Department of the Environment (the “NMED”) was required to conduct an additional hearing before rendering its decision to grant the permit. In an effort to work with the New Mexico regulatory authorities and demonstrate good faith with the community, the Company is currently working with the NMED to potentially relocate the original landfill to the nearby 325 acre site. The Company firmly believes that upon finalization of the ongoing process it will have a permit to operate a municipal solid waste landfill on either the original 150 acre site in Chaparral, or the new 325 acre site purchased in 2009, but not both sites, and will be able to proceed with developing and operating such landfill. For the reasons discussed herein, until such time as the NMED denies a permit on the original 150 acre site in Chaparral or conversely issues a permit on the new 325 acre site, the Company does not anticipate it will be required to record an impairment.

At September 30, 2010, the Company had $11.6 million of capitalized expenditures related to its New Mexico landfill development project, with $10.3 million incurred for the planned site in Chaparral, New Mexico and $1.3 million incurred for the new 325 acre site (located approximately three miles from the original site). A summary of the total expenditures, by major component, is as follows:

Land value of Chaparral property	$0.6M
Rhino Solid Waste, Inc. purchase price allocated to permit	$7.3M
Post-acquisition development associated with Chaparral property	$2.4M

Subtotal for Chaparral site	$10.3M

Land value of new 325 acre site purchased in 2009	$0.8M
Permitting associated with new 325 acre site	$0.5M

Subtotal for new 325 acre site	$1.3M

Total capitalized expenditures	$11.6M

The Company is currently focusing the majority of its efforts in this matter towards obtaining a landfill permit for the new 325 acre site purchased in 2009. The Company believes that the fact that the NMED had previously issued a landfill permit on the 150 acre site in Chaparral, which was later vacated for the reasons described above, is facilitating the negotiations to obtain a landfill permit on the new 325 acre site. As stated in our response to prior comment number one, if the New Mexico Secretary of the Environment denies the landfill permit application for the new 325 acre site, the Company will actively resume its efforts to enforce the previously issued landfill permit for the 150 acre site in Chaparral, and believes that it could ultimately resolve the community challenges and begin operating that site, based on the Company’s past experience in obtaining permits for other landfills it has developed as well as the fact that the NMED had previously issued a permit on the 150 acre Chaparral site, which was later vacated for the reasons described above.

Mr. John M. Hartz
U.S. Securities and Exchange Commission
December 6, 2010

If independently pursued, the Company considers the probability of obtaining a landfill permit for either site to be 70%. This probability assessment is based, in part, on the positive progress being made between the Company, the NMED, Colonias Development Council and Otero County, the physical and geographical features of the new site described in response to prior comment number one, and the fact that the NMED previously approved the granting of a landfill permit on the 150 acre site in Chaparral, which approval was later vacated on a procedural ground.

The Company tested its costs for each site for impairment using a probability-weighted assessment of the forecasted net cash flows associated with each landfill, including costs necessary to develop the property into an operating landfill, consistent with ASC 360-10-35-34. The principal assets associated with a landfill are the land, the operating permit and cell construction costs. Consistent with ASC 360-10-35-31, the primary asset is the principal long-lived asset being depreciated or amortized that is the most significant component from which the asset group derives its cash-flow-generating capacity. Since the primary asset cannot be land, the Company believes the asset which most significantly drives the cash-flow-generating capacity at a landfill is the permit. Landfill permits are generally issued for periods of not less than five years, and are typically renewed without significant cost. Consistent with the useful lives assigned to acquired landfills as disclosed in Note 1 of our consolidated financial statements, we believe that each site would have an expected life of at least 60 years and, consistent with our other operating landfills, is projected to generate high operating margins. Based on the results of the impairment tests, the Company concluded that no impairment has occurred for either site.

* * * *

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer any questions or comments you may have to the undersigned at (916) 608-8200.

Regards,

/s/ Worthing F. Jackman

WORTHING F. JACKMAN
Executive Vice President and Chief Financial Officer

cc: Kevin Stertzel (SEC)